SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	May 24, 2005 at 6.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso has appointed Hannu Ryöppönen as new CFO

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has appointed Hannu Ryöppönen B.A., B.B.A., as new Chief Financial Officer (CFO) and Senior Executive Vice President, Finance, Accounting, Legal Affairs and Investor Relations as from 1 September 2005. He will be based in the Group’s London International Office.

Mr Ryöppönen, born in 1952, has had an extensive international career in the financial field. He has been CFO of the Dutch company Ahold N.V. since 2003.

Previously Mr Ryöppönen worked for four years as CFO of Industri Kapital Group based in London and in asset management for Ikano based in Luxembourg. Before that for thirteen years (1985-98) he was Executive Vice President and Group Treasurer at IKEA based in Denmark. He has also held positions at Alfa-Laval (1981-85) in North America and Sweden, and he started his international career in 1977 at Chemical Bank in London and New York.

Changes in Stora Enso’s Corporate Governance

Stora Enso’s Board of Directors has revised the Company’s Corporate Governance to reflect the new organisational structure that came into effect on 1 May 2005 and the forthcoming retirement of Deputy CEO Björn Hägglund on 1 June 2005.

As of 1 June 2005 the specific role of Deputy CEO will be discontinued. Thereafter, the Chief Financial Officer (CFO) will also act as a deputy to the CEO when required.

Esko Mäkeläinen, the current CFO, will act as deputy to the CEO from 1 June to 31 August 2005. Mr Ryöppönen will become deputy to the CEO on 1 September 2005. Mr Mäkeläinen will retire from Stora Enso at the end of 2005.

Other changes in the Corporate Governance are as follows:

The Board now has ten ordinary members (previously 11 members). There are nine non-executive members who are independent and not affiliated with Stora Enso and one executive member (CEO).

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.4 billion in 2004. The Group has some 45 000 employees in more than 40 countries in five continents and an annual production capacity of 16.4 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

The Nomination Committee is appointed by the shareholders in accordance with the decision by the Annual General Meeting on 22 March 2005. Previously this committee was nominated by the Board of Directors. It consists of four members: the Chairman and the Vice Chairman of the Board and two members appointed annually by the two largest shareholders (one each) according to the share register of 1 October.

“Our revised Corporate Governance following the decision of our recent AGM and the new organisation, create an improved and more efficient management structure, whilst ensuring the highest standards of transparency and accountability in the way we operate,” comments Jukka Härmälä, Stora Enso’s CEO.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

APPENDIX CV of Mr Ryöppönen

Photo of Mr Ryöppönen is available at

http://bmt.storaenso.com/storaensolink.jsp?imageid=20050524

Kindly, copy the link into your web browser.

Previous press releases concerning Stora Enso’s Corporate Governance:

www.storaenso.com/press

-	22 March 2005: Stora Enso’s Annual General Meeting and decisions by the Board of Directors

-	31 March 2005: Stora Enso changes its organisation

The revised Corporate Governance can be read at Stora Enso’s website www.storaenso.com

www.storaenso.com

www.storaenso.com/investors

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CURRICULUM VITAE

Hannu Ryöppönen

BORN:	25 March 1952, Finland (Finnish national)

PERSONAL:	Married, has four children

EDUCATION:	BA in Business Administration (1976)
Svenska Handelshögskolan, Helsinki

LANGUAGES:	Spoken and written Swedish, English & Finnish Some German

WORK EXPERIENCE

2003 – Present	Ahold, Amsterdam
CFO

1999 – 2003	Industri Kapital Group, London
CFO

1998 – 1999	Ikano Asset Management, Luxembourg
Deputy Managing Director

1985 – 1998	IKEA International A/S, Denmark
Executive Vice President (reporting to Group Chief Executive)

1984 – 1985	Alfa-Laval Contracting AB, Stockholm (Swedish subsidiary)
Manager, Finance & Administration

1981 – 1984	Alfa-Laval, Inc., New Jersey
Treasurer for US Operations

1977 – 1981	Chemical Bank, New York

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2005	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel